SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Legg Mason, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Equity Units, in the form of Corporate Units, stated amount of $50.00 per unit

(Title of Class of Securities)

524901 303

(CUSIP Number of Class of Securities)

Thomas P. Lemke

Senior Vice President and General Counsel

Legg Mason, Inc.

100 International Drive

Baltimore, MD 21202

(410) 539-0000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copies to:

James S. Scott, Sr., Esq.

Michael Benjamin, Esq.

Shearman &Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848 -4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$391,475,525	$21,844.33

*	This valuation assumes the exchange of 21,850,000 Corporate Units of Legg Mason, Inc. (“Legg Mason”), stated amount $50.00 per unit, for cash and shares of common stock of Legg Mason, par value $0.10 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of Legg Mason Corporate Units of $24.17 as of July 8, 2009, as reported on the New York Stock Exchange, less $136,562,500, the maximum aggregate amount of cash to be paid by Legg Mason pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Corporate Units.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,844.33
Form or Registration No.:	Form S-4
Filing Party:	Legg Mason, Inc.
Date Filed:	July 15, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement filed by Legg Mason, Inc., a Maryland corporation (“Legg Mason”) with the Securities and Exchange Commission on July 15, 2009 (as amended and supplemented, the “Schedule TO”), in connection with an offer by Legg Mason to exchange up to 21,850,000, or 95%, of its Equity Units, stated amount $50.00 per unit (the “Equity Units”), in the form of Corporate Units (the “Corporate Units”), comprised of (i) a purchase contract obligating the holder to purchase from Legg Mason shares of Legg Mason’s common stock, par value $0.10 per share (the “common stock”) no later than June 30, 2011 and which bears a purchase contract fee of 1.4%, and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount of 5.6% senior notes (the “senior notes”), for 0.8881 shares of common stock plus $6.25 in cash per Corporate Unit (the “offer consideration”). Legg Mason is not offering to exchange any Treasury Units in the offer.

The offer is made upon the terms and subject to the conditions described in the prospectus dated July 15, 2009, as amended by the prospectus dated August 4, 2009 and the prospectus dated August 7, 2009 (the “prospectus”), and the related letter of transmittal. The prospectus forms part of Legg Mason’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 15, 2009, as amended by Amendment No. 1 thereto filed on August 4, 2009, Amendment No. 2 thereto filed on August 7, 2009 Amendment No. 3 thereto filed on August 10, 2009 and Amendment No. 4 thereto filed on August 11, 2009 (the “Registration Statement”). The prospectus and the related letter of transmittal are filed as exhibits (a)(1) and (a)(2), respectively, hereto.

This Amendment No. 3 is the final amendment to the Schedule TO.

Item 4	(Terms of the Transaction), Item 8 (Interest in Securities of the Subject Company) and Item 11 (Additional Information) are hereby amended and supplemented by the following:

The exchange offer expired at 12:01 a.m., New York City time, on Wednesday, August 12, 2009 (the “Expiration Time”). On August 12, 2009, Legg Mason announced the acceptance for exchange of all of the Corporate Units that had been validly tendered and not withdrawn as of the Expiration Time. Based on information provided to Legg Mason by MacKenzie Partners, Inc., the information and exchange agent for the exchange offer, as of the Expiration Time, 20,939,212 Corporate Units, or about 91.04% of the outstanding Corporate Units had been tendered for exchange. The consideration for the accepted Corporate Units will be delivered promptly to tendering holders by the information and exchange agent.

The full text of Legg Mason’s press release, dated August 12, 2009, relating to the acceptance of the tendered Corporate Units is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

Exhibit Number	Description
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(6)	Press Release, dated July 15, 2009 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on July 15, 2009).

(a)(7)	Press Release, dated August 12, 2009 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Not applicable.

(d)(1)	Indenture, dated January 31, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 2.5% senior notes due January 15, 2015 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2008).

(d)(2)	Registration Rights Agreement, dated January 31, 2008, between Legg Mason, KKR I-L Limited, Credit Suisse International and HSBC Bank USA, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2008).

(d)(3)	Note Purchase Agreement, dated January 14, 2008, between Legg Mason, the purchasers named therein, and for limited purposes, Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(4)	Indenture, dated as of May 12, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 5.60% senior notes due June 30, 2021 (incorporated by reference to Legg Mason’s Registration Statement on Form S-3, filed on May 6, 2008).

(d)(5)	First Supplemental Indenture, dated as of May 12, 2008, between Legg Mason and The Bank of New York, as trustee with respect to the Legg Mason 5.60% senior notes due June 30, 2021 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

(d)(6)	Purchase Contract and Pledge Agreement, dated as of May 12, 2008, between Legg Mason and The Bank of New York as Stock Purchase Contract Agent and The Bank of New York as Collateral Agent, Custodial Agent and Securities Intermediary (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

(d)(7)

Underwriting Agreement, dated May 6, 2008, among Legg Mason and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several Underwriters named in Schedule I thereto (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

(d)(8)	Legg Mason, Inc. Non-Employee Director Equity Plan, as amended (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(9)	Form of Common Stock Grant Award Letter under the Legg Mason, Inc. Non-Employee Director Equity Plan (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(10)	Form of Restricted Stock Unit Grant Award Letter under the Legg Mason, Inc. Non-Employee Director Equity Plan (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(11)	Legg Mason & Co., LLC Deferred Compensation/Phantom Stock Plan, as amended (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2009).

(d)(12)	Legg Mason, Inc. Executive Incentive Compensation Plan (incorporated by reference to Appendix A to the definitive proxy statement for Legg Mason’s 2005 Annual Meeting of Stockholders).

Exhibit Number	Description
(d)(13)	Legg Mason, Inc. 1996 Equity Incentive Plan, as amended (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(14)	Form of Non-Qualified Stock Option Agreement under the Legg Mason, Inc. 1996 Equity Incentive Plan (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2004).

(d)(15)	Form of Restricted Stock Agreement under the Legg Mason, Inc. 1996 Equity Incentive Plan (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2009).

(d)(16)	Form of Restricted Stock Agreement pursuant to the Legg Mason Stock Accumulation Program under the Legg Mason, Inc. 1996 Equity Incentive Plan (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2006).

(d)(17)	Standstill Agreement, dated January 14, 2008, between Legg Mason and Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(18)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and JPMorgan Chase Bank, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(19)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and Merrill Lynch Financial Markets, Inc. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(20)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and Goldman, Sachs & Co. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(21)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and Bank of America, N.A. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(22)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and JPMorgan Chase Bank, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(23)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and Merrill Lynch Financial Markets, Inc. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(24)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and Goldman, Sachs & Co. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(25)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and Bank of America, N.A. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(g)	Not applicable.

(h)	Tax Opinion of Shearman & Sterling LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009	LEGG MASON, INC.

	By:	/s/ MARK R. FETTING
	Name:	Mark R. Fetting
	Title:	President, Chief Executive Officer and Chairman of the Board